Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169535

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 11 DATED FEBRUARY 13, 2013
TO THE PROSPECTUS DATED AUGUST 23, 2012
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated August 23, 2012, Supplement No. 1, dated September 4, 2012, Supplement No. 2, dated October 1, 2012, Supplement No. 3 dated November 1, 2012, Supplement No. 4 dated November 14, 2012, Supplement No. 5 dated November 16, 2012, Supplement No. 6 dated December 3, 2012, Supplement No. 7 dated December 4, 2012, Supplement No. 8 dated January 2, 2013, Supplement No. 9 dated January 16, 2013 and Supplement No. 10 dated February 1, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	our filing of a registration statement for a multiple class offering;
(3)	recent real property investments;
(4)	an update to our advisory agreement; and
(5)	updates to our prior performance summary.
Status of Our Public Offering
The registration statement for our initial public offering of $4,000,000,000 in shares of our common stock was declared effective by the Securities and Exchange Commission on December 6, 2011. Of this amount, we are offering $3,500,000,000 in shares in a primary offering and have reserved and are offering $500,000,000 in shares pursuant to our distribution reinvestment plan. During the month of January 2013, we accepted investors’ subscriptions for, and issued, approximately 167,823 shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $2.7 million. As of February 8, 2013, we had accepted investors’ subscriptions for, and issued, approximately 1.3 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $20.0 million. We have special escrow provisions for residents of Pennsylvania which have not been satisfied as of February 8, 2013; therefore, we have not accepted subscriptions from residents of Pennsylvania.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Multiple Class Offering
On February 13, 2013, we filed a registration statement on Form S-11, Registration Statement No. 333-186656 (the “New Registration Statement”), to register the offer and sale of the existing class of our common stock as well as two new classes of our common stock (the “Multi-Class Offering”), which is described in more detail in the section of this prospectus supplement captioned “The Multi-Class Offering.” Contingent upon the effectiveness of the New Registration Statement, there will be a number of changes in connection with the Multi-Class Offering that will impact existing and future stockholders. This prospectus supplement describes the Multi-Class Offering and the following potential changes in connection with the Multi-Class Offering to our:
(1)charter;
(2)advisory agreement; and
(3)dealer manager agreement.
We will continue to offer and sell shares of our common stock pursuant to Registration Statement No. 333-169535 (the “Existing Registration Statement”), of which the prospectus is a part, before the effectiveness of the New Registration Statement.

Charter Amendment
Our board of directors has approved an amended and restated charter (the “Amended Charter”) that, if approved by our stockholders, and contingent upon the effectiveness of the New Registration Statement, will create two new classes of shares of our common stock: Advisor Class common stock (“A Shares”) and Institutional Class common stock (“I Shares”), among other changes. Our existing shares of common stock, sold pursuant to the prospectus, will be renamed and reclassified as Wrap Class common stock (“W Shares”). A Shares would be available primarily through registered representatives of broker-dealers. I Shares would be available only for investors making an initial investment of $2,000,000 or more. Our stockholders will vote on whether to approve the Amended Charter at a special meeting of stockholders to be held at a date and time to be determined by our board of directors.
Each class of common stock would have different dealer manager compensation structures and will incur class specific expenses. The dealer manager compensation is described in more detail in the section of this prospectus supplement captioned “The Multi-Class Offering.” As a result of the different ongoing fees and expenses allocable to each share class, we anticipate that each share class, including the W Shares, would have a different NAV per share and different per share distributions.
The different classes of common stock would also have different rights upon liquidation pursuant to the Amended Charter. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, or any liquidating distribution of the Company’s assets, then each holder of shares of a particular class of common stock will be entitled to receive, ratably with each other holder of shares of such class, that portion of such aggregate assets available for distribution as the number of outstanding shares of such class held by such holder bears to the total number of outstanding shares of such class then outstanding.
Other than differing allocable fees and expenses (and as a result, differing distributions), differing NAVs per share, and differing liquidation rights as described above, W Shares, A Shares and I Shares would have identical rights and privileges. All shares would vote together for the election of directors and all other matters submitted to a vote of our stockholders except for matters specifically relevant to a single class or as required by law.
Advisory Agreement
Contingent upon the effectiveness of the New Registration Statement, we expect to enter into an amended and restated advisory agreement with our advisor (the “Amended Advisory Agreement”). We expect that the Amended Advisory Agreement will vary from the current Advisory Agreement in that the performance-based fee will be calculated based on the on the NAV for each class of common stock. In addition, the Amended Advisory Agreement will contain provisions relating to the calculation of the performance fee for the A Shares and I Shares similar to those described in the “Update to Our Advisory Agreement” section of this supplement for our existing class of common stock.
Dealer Manager Agreement
Contingent upon the effectiveness of the New Registration Statement, we expect to enter into an amended and restated dealer manager agreement with our dealer manager (the “Amended Dealer Manager Agreement”). The Amended Dealer Manager Agreement will permit our dealer manager to reallow a portion of the 0.55% of NAV annual dealer manager fee instead of an amount up to 0.20% of our NAV on an annual basis that is allowed by the current Dealer Manager Agreement. The Amended Dealer Manager Agreement will also set forth a fee structure for the A Shares and I Shares, which is described in more detail in the section of this prospectus supplement captioned “The Multi-Class Offering — Selling Commissions and Asset - Based Dealer Manager Fee and Distribution Fee.”
The Multi-Class Offering
General
Pursuant to the New Registration Statement, and contingent on the effectiveness of the New Registration Statement, we expect to offer on a “best efforts” basis a maximum of $3,500,000,000 in any combination of purchases of W Shares, A Shares and I Shares in the primary offering and up to $500,000,000 in W Shares, A Shares and I Shares pursuant to our distribution reinvestment plan. The A Shares will be available to all investors who meet our suitability requirements. We expect that A Shares will be made available primarily through registered representatives of broker-dealers. I Shares will be available for purchase in the Multi-Class Offering only for investors making an initial investment of $2,000,000 or more.

The per share purchase price for the W Shares, A Shares and I Shares will vary from day-to-day and, on any given day, will equal the NAV for such class, divided by the number of shares of such class of stock outstanding as of the end of business on such day prior to giving effect to any share purchases or redemptions to be effected on such day, plus, for A Shares sold in the primary offering only, applicable selling commissions. Each class of shares will have a different NAV per share because certain fees are charged differently with respect to each class. Shares are being offered pursuant to our distribution reinvestment plan at NAV per share for the applicable class, calculated as of the end of business on the reinvestment date.
We reserve the right to terminate the Multi-Class Offering at any time and to extend our offering term to the extent permissible under applicable law and we may terminate the dealer manager agreement at any time in our sole discretion.
Selling Commissions and Asset-Based Dealer Manager Fee and Distribution Fee
We may charge a selling commission on A Shares sold in the primary offering of up to 3.75% of the NAV per share for A Shares on the date of purchase, which we will pay to our dealer manager. We will not charge a selling commission on W Shares or I Shares or on shares of any class sold pursuant to our distribution reinvestment plan. Selling commissions may be waived at the direction of the dealer manager. Our dealer manager may reallow a portion of selling commissions to participating broker-dealers.
We will offer volume discounts to purchasers who purchase $150,000 or more in A Shares from the same broker-dealer, whether in a single purchase or as the result of multiple purchases. The dealer manager and any participating broker-dealers and their registered representatives will be responsible for the proper implementation of any applicable volume discounts. Any reduction in the amount of the selling commissions as a result of volume discounts received may be credited to the purchasers in the form of the issuance of additional shares. The net offering proceeds we receive will not be affected by any reduction of selling commissions.
The following table illustrates the various discount levels that may be offered to purchasers for A Shares purchased in the primary offering:

Your Investment	Commission as a % of Total Price Per A Share
Up to $149,999.99	3.75%
$150,000 to $499,999.99	3.25%
$500,000 and up	3.00%
We will pay our dealer manager an asset-based dealer manager fee that is payable in arrears on a monthly basis and accrues daily in an amount equal to (1) 1/365th of 0.55% of our NAV for W Shares for such day, (2) 1/365th of 0.55% of our NAV for A Shares for such day and (3) 1/365th of 0.25% of our NAV for I Shares for such day. At our dealer manager’s discretion it may reallow a portion of the dealer manager fee received on W Shares, A Shares and I Shares to participating broker-dealers.
We will pay our dealer manager an asset-based distribution fee for A Shares only that is payable in arrears on a monthly basis and accrues daily in an amount equal to 1/365th of 0.50% of our NAV for A Shares for such day. At our dealer manager’s discretion it may reallow a portion of the distribution fee to participating broker-dealers. We will not pay a distribution fee on the W Shares or I Shares. We will pay the distribution fee until the date at which, in the aggregate, underwriting compensation from all sources, including selling commissions, the distribution fee, the dealer manager fee and other underwriting compensation paid by us and our advisor and its affiliates, equals 10% of the gross proceeds from the offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), calculated as of the same date that we calculate the aggregate distribution fee.
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the subsection of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 21 of the prospectus.
Description of Real Estate Investments
As of February 8, 2013, our investment portfolio consisted of 12 properties located in eight states, consisting of 239,761 gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. We acquired two properties in January 2013, which are listed below:

Property Description	Type	Number of Tenants	Tenant	Rentable Square Feet	Purchase Price
Fresenius — Baton Rouge (Foster), LA	Healthcare	1	Bio-Medical Applications of Louisiana, LLC (1)	7,360	$881,437
Fresenius — Baton Rouge (Howell), LA	Healthcare	1	Bio-Medical Applications of Louisiana, LLC (1)	7,360	1,782,263
				14,720	$2,663,700

(1)	Each individual lease has a corporate guarantee from Fresenius Medical Care Holdings, Inc., a wholly owned subsidiary of Fresenius Medical Care AG & Co.
The following information supplements and should be read in conjunction with the section of our prospectus captioned “Investment Objectives, Strategy and Policies — Real Property Investments” beginning on page 83 of the prospectus.
Real Property Investments
As of February 8, 2013, we, through separate wholly-owned limited liability companies, owned 12 properties located in eight states, consisting of 239,761 gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. The properties were acquired through the use of proceeds from our initial public offering and proceeds from our line of credit. We acquired two properties in January 2013, which are listed below:

Property Description	Date Acquired	Year Built	Purchase Price (1)	Initial Yield (2)	Average Yield (3)	Physical Occupancy
Fresenius — Baton Rouge (Foster), LA	January 22, 2013	2006	$881,437	9.19%	9.34%	100%
Fresenius — Baton Rouge (Howell), LA	January 22, 2013	2008	1,782,263	7.59%	8.36%	100%
			$2,663,700

(1)	Purchase price does not include acquisition related expenses.

(2)
Initial yield is calculated as the effective annualized rental income for the in-place lease at the respective property divided by the property purchase price, exclusive of acquisition related expenses. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. Accordingly, our management believes that effective annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(3)
Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place lease over the non-cancellable lease term at the respective property divided by the property purchase price, exclusive of acquisition related expenses. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

The following table sets forth the principal provisions of the lease terms for the major tenants of the properties listed above:

		Total	% of Total		Effective		Effective
		Square	Rentable		Annual		Base Rent
		Feet	Square	Renewal	Base		per Square
Property	Major Tenants (1)	Leased	Feet	Options (2)	Rent (3)		Foot (3)	Lease Term (4)
Fresenius — Baton Rouge (Foster), LA	Bio-Medical Applications of Louisiana, LLC (5)	7,360	100%	3/5 yr.	$80,960	(6)	$11.00	1/22/2013	-	12/31/2022
Fresenius — Baton Rouge (Howell), LA	Bio-Medical Applications of Louisiana, LLC (5)	7,360	100%	3/5 yr.	135,277	(7)	18.38	1/22/2013	-	12/31/2022

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property.

(2)	Represents the number of renewal options and the term of each option.

(3)	Effective annual base rent and effective base rent per square foot includes adjustments for rent concessions or abatements, if any.

(4)
Represents the lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancellable lease term, assuming no renewals are exercised. These tenants are subject to long-term double net leases that require the tenants to pay substantially all operating expenses in addition to base rent.

(5)	Each individual lease has a corporate guarantee from Fresenius Medical Care Holdings, Inc., a wholly owned subsidiary of Fresenius Medical Care AG & Co.

(6)	The annual base rent under the lease increases on April 1, 2016 by 0.75% of the then-current annual base rent, and 0.75% every calendar year thereafter.

(7)
The annual base rent under the lease increases on November 1, 2013 by 10% of the then-current annual base rent. The annual base rent under the lease increases on November 1, 2018 by 0.75% of the then-current annual base rent, and 0.75% every calendar year thereafter.

Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for each of our properties that have been acquired as of February 8, 2013 for each of the next ten years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

Year Ending December 31,	Number of Leases Expiring	Square Feet Expiring	Total Annual Base Rent Expiring	% of Total Annual Base Rent
2013	—	—	$—	—%
2014	—	—	—	—%
2015	—	—	—	—%
2016	—	—	—	—%
2017	1	3,400	88,400	3%
2018	—	—	—	—%
2019	—	—	—	—%
2020	—	—	—	—%
2021	—	—	—	—%
2022	3	17,220	264,133	9%
2023	3	39,697	562,272	20%
Thereafter	10	179,444	1,883,262	68%
	17	239,761	$2,798,067	100%
Depreciable Tax Basis
For federal income tax purposes, the aggregate depreciable basis of the acquired properties described in this prospectus supplement is approximately $2.1 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. The preliminary depreciable basis of these properties is estimated, as of February 8, 2013, as follows:

Wholly-owned Property	Depreciable Tax Basis
Fresenius — Baton Rouge (Foster), LA	$708,639
Fresenius — Baton Rogue (Howell), LA	1,432,143
$2,140,782
We currently have no plan for any renovations, improvements or development of the properties listed above, and we believe all of our properties are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire.

Update to Our Advisory Agreement
Our board of directors has approved certain changes to our advisory agreement that are effective beginning January 1, 2013. The following information supersedes and replaces the fourth, fifth, sixth and seventh paragraphs of the section in our prospectus captioned “Management — The Advisory Agreement” on pages 112 and 113 of the prospectus:
As compensation for services provided pursuant to the advisory agreement, we will also pay our advisor a performance-based fee calculated based on our annual total return to stockholders (defined below), payable annually in arrears. The performance fee will be calculated such that for any calendar year in which the total return per share exceeds 6%, which we refer to as the 6% return, our advisor will receive 25% of the excess total return above the 6% return, but in no event will we pay our advisor more than 10% of the aggregate total return for such year. However, in the event the NAV per share of our existing class of common stock decreases below $15.00 (the “Base NAV”), the performance-based fee will not be calculated on any increase in NAV of our existing class of common stock up to the Base NAV. In addition, the performance fee will not be paid with respect to any calendar year in which the NAV per share as of the last business day of the calendar year (the “Ending NAV”) is less than the Base NAV. The Base NAV is subject to downward adjustment in the event that our board of directors, including a majority of the independent directors, determines that such an adjustment is necessary to provide an appropriate incentive to our advisor to perform in a manner that seeks to maximize stockholder value and is in the best interests of our stockholders. In the event of any stock dividend, stock split, recapitalization or similar change in our capital structure, the Base NAV shall be ratably adjusted to reflect the effect of any such event.
The total return to stockholders is defined as the change in NAV per share plus distributions per share. The NAV per share calculated on the last trading day of a calendar year shall be the amount against which changes in NAV per share are measured during the subsequent calendar year. Therefore, payment of the performance-based component of the advisory fee (1) is contingent upon our actual annual total return exceeding the 6% return and Ending NAV per share being greater than the Base NAV, (2) will vary in amount based on our actual performance, (3) cannot cause our total return as a percentage of stockholders’ invested capital for the year to be reduced below 6%, and (4) is payable to our advisor if our total return exceeds the 6% return in a particular calendar year, even if the total return to stockholders (or any particular stockholder) on a cumulative basis over any longer or shorter period has been less than 6% per annum. The advisor will not be obligated to return any portion of advisory fees paid based on our subsequent performance.
Our advisor will calculate our total return for each calendar year as the sum of capital appreciation or depreciation, measured by the change in NAV, and cumulative distributions for such year. Our advisor will begin the calculation with respect to each calendar year by taking the sum of (i) the Ending NAV and (ii) the cumulative distributions per share for the year, and then (iii) subtracting the NAV per share at the beginning of such year (the “Starting NAV”) provided, however, that if the Starting NAV is less than the Base NAV, the Base NAV shall be used as the Starting NAV for purposes of this calculation. Our advisor will then divide the resulting amount by the Starting NAV (or, if the Base NAV is used as the Starting NAV pursuant to the preceding sentence, the Base NAV) to calculate the total return per share, expressed as a percentage. If the total return per share exceeds 6% and the Ending NAV is greater than the Base NAV, then the performance-based fee is calculated by multiplying the excess percentage (the percentage above 6%) by 25%, and then multiplying the resulting amount by the Starting NAV (or, if the Base NAV is used as the Starting NAV in the total return calculation, the Base NAV). Finally, that amount is multiplied by the weighted average number of shares outstanding during the year (to reflect share issuances and/or share redemptions during the year) to arrive at the total amount of the performance-based fee payable, subject to the limitation set forth above that in no event will the performance-based fee exceed 10% of the annual total return for the calendar year for which the performance-based fee is being determined. The performance-based fee will be calculated daily and an estimated accrual will be included in our calculation of NAV.
In the event the advisory agreement is terminated on a day other than the last business day of a calendar year, the fee will be calculated on the basis of a prorated 6% priority return and our actual total return to stockholders through the date of termination, and will be paid to our advisor promptly following completion of the necessary calculation.
Updates to our Prior Performance Summary
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prior Performance Summary — Adverse Business and Other Developments — Share Valuations” beginning on page 141 of the prospectus:
On January 15, 2013, Cole Credit Property Trust I announced that its board of directors approved an estimated value of Cole Credit Property Trust I’s common stock of $7.75 per share as of December 31, 2012. This is a decrease from the previously reported estimated value of Cole Credit Property Trust I’s common stock of $7.95 per share as of December 31, 2011, announced by Cole Credit Property Trust I on January 13, 2012, but an increase from the $7.65 per share estimated value as of December 31, 2010 and 2009, announced on January 13, 2011 and February 1, 2010, respectively.

On January 23, 2013, Cole Credit Property Trust II’s board of directors established an estimated value of Cole Credit Property Trust II’s common stock of $9.45 per share as of January 23, 2013. This is an increase from the $9.35 per share and $8.05 per share estimated values established by the Cole Credit Property Trust II board on July 27, 2011 and June 22, 2010, respectively.
The following information supplements, and should be read in conjunction with, the second paragraph of the section of our prospectus captioned “Prior Performance Summary - Adverse Business and Other Developments - Distributions and Redemptions” beginning on page 142 of the prospectus:
Cole Credit Property Trust I’s board of directors has determined that there will be an insufficient amount of cash available for redemptions during the year ending December 31, 2013.

INAV-SUP-11A